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Petroleum Law

40 Years of Stable Petroleum Legislation

Very unusual in international oil and gas exploration. Now subject to government review.

The Israeli Petroleum Law, 5712-1952, was enacted in 1952 and underwent revision in 1965, in an attempt to encourage foreign interest in exploration activities. The Law governs the exploration and production of petroleum in Israel, including the continental shelf. "Petroleum" is defined as "any fluid, whether liquid or gaseous, and includes oil, natural gas, natural gasoline, condensates and related fluid hydrocarbons, and also asphalt and other solid petroleum hydrocarbons when dissolved in and producible with fluid petroleum".

Petroleum resources belong to the State, whether or not located on state lands. No person is allowed to explore for or produce petroleum without receiving a right under the Law. The Law provides for three types of rights, two relevant to the exploration stage, and the third for production. The map to the right shows the petroleum rights in Israel outstanding as of January 1, 2005.

Preliminary Permit

The lowest level right is the preliminary permit, which may be granted for a period not exceeding 18 months. The permit allows the prospector to conduct preliminary investigations, except for test drilling, to ascertain the prospects for discovering petroleum in the area covered by the permit. The recipient of a preliminary permit is entitled to request a priority right on the permit area, which, if granted, prevents the awarding of any other petroleum right on the area. There are no statutory restrictions as to maximum size of the permit area or to the number of permits which may be held by one prospector. However the policy is to award no larger an area than that for which the applicant has a reasonable plan of operation and has shown possession of the necessary financial resources to execute the plan.

License

The second type of right is the license, bestowing an exclusive right for further exploration work, and requiring the drilling of test wells. The initial term of a license is up to three years and may be extended for up to an additional four years. A license area may not exceed 400,000 dunams (approximately 98,500 acres).

Production Lease

Upon discovery of petroleum, the licensee has a statutory right to receive the third type of right, which is a production lease. The initial lease term is 30 years, extendible to a maximum period of 50 years. A lease confers upon the lessee the exclusive right to explore for and produce petroleum in the lease area and requires the lessee to produce petroleum in commercial quantities (or pursue test or development drilling). The lessee is entitled to transport and market the petroleum produced, subject to the right of the Government to call upon him to supply local needs first, at market price. A lessee is liable for a royalty of one-eighth (12-1/2%) of the quantity of the petroleum produced and saved from the lease area, excluding the quantity of petroleum used in operating the leased area, and subject to a minimum royalty set forth in the Law.

Requirements and Entitlements of Holders of Petroleum Rights

The holder of a petroleum right is expected to carry out his operations with due diligence and in accordance with the accepted practice in the petroleum industry. He is required to submit progress and final reports, as detailed in the Law and Regulations. The information supplied by the holder of a petroleum right is kept secret for as long as he has a petroleum right (permit, license or lease) on the area concerned.

The holder of a petroleum right is entitled to import into Israel, free of customs duties and other import levies, the goods required by him for petroleum exploration purposes.

The grant of a petroleum right does not automatically entitle its holder to enter upon the land to which the right applies or to carry out exploration and production work. Entry requires the consent of the private or public holders of the surface rights and of other public regulatory bodies (e.g. Planning and Building Authorities, Nature Reserves authority, etc.). The holder of petroleum right may request the Government to acquire, on his behalf, land needed for petroleum purposes. It is the responsibility of the petroleum right holder to get the other necessary approvals.

The Law provides for an administrative structure, headed by the Petroleum Commissioner who acts in consultation with the advisory Petroleum Commission. The Petroleum Law is under the responsibility of the Minister of National Infrastructures.

Applications for petroleum rights are submitted to the Petroleum Commissioner, in accordance with the provisions set out in the Law and Regulations.

The award of petroleum rights, with the exception of the preliminary permit and priority right, is a matter of public record and is published in the Petroleum Register and in Reshumot (the official gazette).

Current Review Of Petroleum Law

During mid-2001, the Israeli Ministry of National Infrastructures retained the IHS Energy Group, a well-known international petroleum consulting group, to review the Petroleum Law and the petroleum royalty and tax regimes, and recommend whether the legislation and royalty and tax regimes currently in place should be revised in light of changes in the industry and geo-political situation over the past 36 years and particularly in view of the recent gas discoveries offshore. A report and recommendations were submitted to the Ministry in March 2002. This review led in February 2004 to certain preliminary proposed recommendations being made to change the current Petroleum Law.

Among the primary non-fiscal changes to the Law currently under consideration are changes in the maximum term of various petroleum rights, the maximum size and contours of various petroleum rights, adoption of safety and environmental regulations providing for forced pooling and a mandatory tender regime in certain circumstances, restriction in certain circumstances on rights to enter and use surface lands and preferential water rights for petroleum operations. These proposals are now under consideration by an inter-ministerial committee with the private sector being given an opportunity to comment.

While it is uncertain whether, or to what extent, any possible changes to the Petroleum Law will be adopted and, if so, how they may affect the operations and results of the company, it should be noted that the public position of the Ministry of National Infrastructures is that holders of outstanding petroleum rights should be "grand-fathered" from the effect of any material future amendments, other than as related to environmental and safety matters.

NOTICE: Zion Oil & Gas, Inc. has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents Zion Oil & Gas has filed with the SEC for more complete information about Zion Oil & Gas and its offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, Zion Oil & Gas or its underwriter will arrange to send you the prospectus if you request it by clicking here.

Petroleum Rights 2005

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